Exhibit 99.1

Press Release

VERAXA Biotech Shareholders Approve All Proposals at Extraordinary
General Meeting, Strengthening Strategic Flexibility for Future Growth

ZURICH, SWITZERLAND – July 24, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in the design and development of next-generation cancer therapeutics, held an Extraordinary General Meeting (EGM) today. All resolutions proposed by the Board of Directors and previously communicated in the company’s July 2, 2026 shareholder materials were approved by an overwhelming majority of more than 99.94% of the shareholders present or represented at the meeting. In total, 102,102,301 voting shares, corresponding to 72.20% of the total share capital, were represented.

The approved resolutions provide VERAXA with an enhanced corporate and financing framework designed to support the Company’s long-term growth strategy, business development activities, potential strategic partnerships, and future corporate initiatives. The adopted amendments include the introduction of conditional share capital for shareholder options and warrants, the implementation of a capital band through December 31, 2030, and an increase in the maximum number of members of the Board of Directors from five to seven.

“These approvals represent an important step in equipping VERAXA with the flexibility required to execute on its strategic objectives in a dynamic biotechnology environment,” said Oliver R. Baumann, Chairman of the Board of Directors of VERAXA. “As we continue advancing our proprietary BiTAC® technology platform and expanding our oncology pipeline, it is essential that we maintain the ability to pursue strategic opportunities, support future growth initiatives, and act efficiently when opportunities arise.”

The newly approved framework is intended to provide the company with additional flexibility in connection with potential acquisitions, strategic collaborations, future investment projects, capital markets activities, and the continued advancement of VERAXA’s technology platforms and product candidates. The amendments are designed to align the company’s governance and financing capabilities with its long-term objective of building a leading oncology-focused biotechnology company.

Today’s vote reflects continued shareholder support for the Company’s strategy and its focus on developing innovative antibody-based therapeutics for patients with significant unmet medical needs. VERAXA remains committed to disciplined execution, scientific excellence, and creating long-term value for all stakeholders.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including conditionally active T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of TCEs, ADCs, and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the Company’s ability to identify, secure, and maintain key personnel and the ability of its technological platform to produce transformative therapeutics. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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